November 14, 2008

VIA EDGAR

Mr. H. Christopher Owings

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Korea Electric Power Corporation

Annual Report on Form 20-F for Fiscal Year

Ended December 31, 2007

Filed June 30, 2008

File No. 000-13372

Dear Mr. Owings:

We are writing on behalf of our client, Korea Electric Power Corporation (the “Company”), in response to your letter, dated September 29, 2008, containing the comments of the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the annual report on Form 20-F filed with the Commission on June 30, 2008 with respect to the fiscal year ended December 31, 2007 (the “2007 Annual Report”).

The responses of the Company to the Staff’s comments are set forth in this letter and each response follows the text of the paragraph of the comment letter to which it relates.

November 14, 2008

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Item 4.	Information on the Company, page 14

Business Overview, page 16

Power Purchase, page 19

1.	We note your disclosure on page 19 that “[s]ince April 2001, the purchase and sale of electricity in Korea is required to be made through the Korea Power Exchange, which is a statutory not-for-profit organization established under the Electricity Business Act, which is responsible for setting the price of electricity, handling the trading and collecting relevant data for the electricity market in Korea.” Please disclose whether you have any control over the KPX or ability to influence its policies.

In response to the Staff’s comments, the Company advises that, notwithstanding certain relationships between the KPX and the Company, the Company has neither control nor significant influence over the KPX or its policies, as supported by a ruling by the Financial Supervisory Service of Korea (the “FSS”).

The Company has the following relationships with the KPX: (i) the Company and its six generation subsidiaries collectively own 100% of the share capital of the KPX; (ii) three of the 11 members of the KPX board of directors are currently employees of the Company or its subsidiaries; and (iii) the Company’s employees comprise the minority of the members of the key committees of the KPX, including those that evaluate the costs of producing electricity, make rules for the KPX, oversee the market for trading electricity, resolve disputes among the market participants, and gather and disclose information relating to the Korean electricity market.

Notwithstanding the foregoing relationships, however, the Company has neither control nor significant influence over the KPX or its policies since, among other reasons, (i) the KPX, its personnel and policies are closely supervised and controlled by the Korean government, namely through representatives of the Ministry of Knowledge and Economy, (ii) the representatives of the Company represent only a minority of the KPX’s board of directors and committees (with the other members being comprised of representatives of the Ministry of Knowledge and Economy, employees of the KPX, businesspersons and/or scholars) and (iii) the role of the Company representatives in the KPX policy making process is primarily advisory based on their technical expertise derived from their employment at the Company or its generation subsidiaries.

November 14, 2008

The ruling by the FSS, dated April 12, 2005, supports the Company’s view. In response to an inquiry as to the accounting treatment of the Company’s share ownership in the KPX, the FSS has ruled neither consolidation nor the equity method of accounting should apply since the Company is not deemed to have “significant influence or control over the KPX’s decision-making process relating to its business or financial affairs” based on the review of (i) the public policy rationale underlying the establishment of the KPX, (ii) the fact that the KPX is subject to the Framework Act on the Management of Government-Invested Institutions, a law that governs the management of state-owned enterprises in Korea, (iii) the articles of incorporation of the KPX, (iv) the Electricity Business Act, and (v) the Rules on the Operation of the Electric Utility Market.

In light of the foregoing, as requested by the Staff, the Company undertakes to include a disclosure substantially to the following effect in its future filings with the Commission (additions marked with an underline):

“Since April 2001, the purchase and sale of electricity in Korea is required to be made through the Korea Power Exchange, which is a statutory not-for-profit organization established under the Electricity Business Act, which is responsible for setting the price of electricity, handling the trading and collecting relevant data for the electricity market in Korea. Currently, we and our six generation subsidiaries collectively own 100% of the share capital of the KPX, and three of its 11 board members are the employees of us or our subsidiaries. Our employees also serve on several key committees of the KPX. However, we do not have control or significant influence over KPX or its policies as they are closely supervised and controlled by the Korean government as required under the articles of incorporation of the KPX and the relevant laws and regulations in Korea.”

2.	We note your disclosure on page 20 regarding how wholesale electricity prices are determined. Please clarify whether the adjusted coefficient and the capacity price are unique to each supplier or uniform for all suppliers. Also describe in greater detail how the power dispatch order system works, focusing on whether it is possible for a supplier to exercise control over the system or its own operations to its strategic advantage.

A.	Adjusted Coefficient

The Company advises that the adjusted coefficient is determined based on the fuel type used by the generation unit and applies uniformly to all generation units that use the same type of fuel. The adjusted coefficient is a concept designed to make adjustments to the cost-plus profit margin provided to the generation subsidiaries, as represented by the difference between the system marginal price and the variable cost in the electricity pricing formula on page 20 of the 2007 Annual Report, on the basis of the variations in construction and maintenance costs among generation units using different fuel types.

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Accordingly, the adjustment coefficient is generally higher for generation units using fuel types that inherently entail higher construction and maintenance costs, for example, the nuclear plants.

In response to the Staff’s comment, the Company undertakes to add a disclosure substantially to the following effect in its future filings with the Commission (additions marked with an underline):

“The adjusted coefficient is determined by the Cost Evaluation Committee in principle on an annual basis, although in cases of significant volatility in terms of external factors such as fuel costs and electricity tariff rates, the adjusted coefficient can be adjusted on a quarterly basis. The adjusted coefficient applies uniformly to all generation units that use the same type of fuel, and is generally higher for generation units that use fuel types that inherently entail higher construction and maintenance costs, such as nuclear plants.”

B.	Capacity Price

The Company advises that, as disclosed on page 20 of the 2007 Annual Report, the capacity price is determined based on the construction costs and maintenance costs of a standard generation unit and applies uniformly to all generation units (regardless of fuel types), currently at the rate of (Won)7.79/kWh, subject to adjustments based on the region in which the generation unit is located, as also disclosed on page 20 of the 2007 Annual Report.

In response to the Staff’s comment, the Company undertakes to add a disclosure substantially to the following effect in its future filings with the Commission (additions marked with an underline):

“Under the amended system, generation units in a region that do not meet the standard capacity reserve ratio (which indicates that in such region available capacity is not sufficient to meet demand for electricity) will receive increased capacity price. On the other hand, generation units in a region that exceeds the standard capacity reserve ratio (which indicates that in such region available capacity exceeds demand for electricity) will receive reduced capacity price. Other than such potential regional variation, the capacity price applies uniformly to all generation units regardless of fuel types used.”

C.	Power Dispatch System; Merit Order; System Marginal Price

In relation to the power dispatch system and the related concepts of merit order and system marginal price, the Company undertakes to enhance the related disclosure by replacing the third paragraph on page 20 of the 2007 Annual Report (“The system marginal price …. distribution.) with a disclosure substantially to the following effect in its future filings with the Commission:

“The system marginal price represents, in effect, the marginal price of electricity at a given hour at which the projected demand for electricity and the projected supply of electricity for such hour intersect, as determined by the merit order system, which is a system used by the KPX to allocate which generation units will supply electricity for such hour and at what price. To elaborate, the projected demand for electricity for a given hour is determined based on forecast made by the KPX one day prior to trading, and such forecast takes into account, among others, historical statistics relating to demand for electricity nationwide by day and by hour, including seasonality and peak-hour versus non-peak hour demand analysis. The projected supply of electricity at a given hour is determined as the aggregate of the available capacity of all generation units that have submitted bids to supply electricity for such hour; such bids are submitted to the KPX one day prior to trading.

November 14, 2008

Under the merit order system, the generation unit with the lowest variable cost of producing electricity among all the generation units that have submitted a bid for a given hour is first awarded a purchase order for electricity up to the available capacity of such unit as indicated in its bid; the generation unit with the next lowest variable cost is then awarded a purchase order up to its available capacity; and so forth until the projected demand for electricity for such hour is met. We refer to the variable cost of the generation unit that is the last to receive the purchase order for such hour as the system marginal price, which also represents the most expensive price at which electricity can be supplied given the demand and supply for such hour. Generation units whose variable costs exceed the system marginal price for a given hour do not receive purchase orders to supply electricity for such hour. The variable cost of each generation unit is determined by the Cost Evaluation Committee on a monthly basis based on the evaluation of the average unit production cost of generating electricity at such unit two months prior to such evaluation. The final allocation of electricity supply, however, is further adjusted on the basis of other factors, including the proximity of a generation unit to the geographical area to which power is being supplied, network and fuel constraints and the amount of power loss.

The purpose of the merit order system is to encourage the generating companies to reduce the production costs of generating electricity by making the production process more efficient, sourcing fuels from most cost-effective sources or through other cost savings programs. The additional adjustment mechanism is designed to improve the overall cost-efficiency in the distribution and transmission of electricity to the end-users by adjusting for the distribution and transmission losses.

Under the merit order system, the electricity purchase allocation, the system marginal price and the final allocation adjustment are automatically determined based on an objective formula. The adjusted coefficient, the capacity price and the variable costs are determined in advance of trading by the Cost Evaluation Committee. Accordingly, a supplier of electricity cannot exercise control over the merit order system or its operations to such supplier’s strategic advantage.”

November 14, 2008

Capital Investment Program, page 41

3.	In your discussion of your capital investment program, or as you discuss specific projects in greater detail in your “Business Overview” section, please describe how you are financing your projects. Considering that you state on page 68 that you traditionally meet your working capital and other capital requirements primarily from net cash provided by operating activities and it would appear that your net cash from operating activities has been declining and is expected to continue to decline, while your capital expenditures are increasing, please discuss your financing plans in more detail. See Item 4(A)(6) of Form 20-F.

In response to the Staff’s comments, the Company advises that, as disclosed under the heading “Capital Resources” on p. 69 of the 2007 Annual Report, the Company has been financing, and plans to finance in the future, its capital investment programs primarily through net cash provided by its operating activities and financing in the form of debt securities and loans from domestic financial institutions, and to a lesser extent, from overseas financial institutions. In addition, in anticipation of potential liquidity shortage, the Company maintains several credit facilities with domestic financial institutions in the aggregate amount of (Won)955 billion, the full amount of which was available as of June 30, 2008. In addition, in September 2008, it has established a global medium-term notes program up to an aggregate amount of US$1 billion, which may be drawn down wholly or in part, depending on the market conditions.

As requested by the Staff, the Company undertakes to add a disclosure substantially to the following effect in its future filings with the Commission.

“We have been financing, and plan to finance in the future, our capital investment programs primarily through net cash provided by our operating activities and financing in the form of debt securities and loans from domestic financial institutions, and to a lesser extent, from overseas financial institutions. In addition, in anticipation of potential liquidity shortage, we maintain several credit facilities with domestic financial institutions in the aggregate amount of (Won)955 billion, the full amount of which was available as of June 30, 2008. In addition, in September 2008, we have established a global medium-term notes program up to an aggregate amount of US$1 billion, which may be drawn down wholly or in part, depending on the market conditions.”

November 14, 2008

Property, Plant and Equipment, page 58

4.	As you discuss your power generation, transmission and distribution equipment and facilities in your “Business Overview” section, please note any major encumbrances on these assets. See Item 4(D) of Form 20-F.

In response to the Staff’s comments, the Company advises that there are no material encumbrances on its power generation, transmission and distribution equipment and facilities and undertakes to add a disclosure substantially to the following effect in its future filings with the Commission:

“There are no material encumbrances on our properties, including power generation, transmission and distribution equipment and facilities.”

Item 5.	Operating and Financial Review and Prospects, page 58

Results of Operations, page 66

5.	Please provide information concerning your results of operations with respect to each of the business segments you identify in Note 33 to your consolidated financial statements. See Item 5 of Form 20-F.

In response to the Staff’s comments, the Company advises that it has not provided information for segment-based results of operation because the substantial majority of the results of operation for the Company’s business segments are intersegment, the effect of which is eliminated in the course of consolidation, and hence such information was not deemed to be meaningful material information to the investors. The reason for the large portion of intersegment revenues is that under the Company’s business model as required under the relevant laws and regulations of Korea, KEPCO, as the parent company, purchases electricity generated by its wholly-owned six generation subsidiaries, which is then resold to the end-users by KEPCO, and therefore, the substantial majority of the revenues for the six generation subsidiaries are from intercompany transactions. In 2007, for example, the unaffiliated revenues of the power generation segment (representing the six generation subsidiaries) and all other revenues of the Company and its subsidiaries in the aggregate amounted to only 2.4% of the Company’s consolidated revenues. Accordingly, the results of operations for the Company’s business segments substantially mirror the Company’s consolidated results of operation.

November 14, 2008

In response to the Staff’s comment, the Company undertakes to add a disclosure substantially to the following effect in its future filings with the Commission, which will provide a description of the Company’s business segments and explain that the results of operations of such business segments substantially mirror the consolidated results of operation:

“Segment Results”

We operate the following business segments: transmission and distribution, power generation and all other. The transmission and distribution segment, which is operated by KEPCO, the parent company, consists of operations related to the transmission, distribution and sale to end-users of electricity purchased from our generation subsidiaries as well as from independent power producers. The power generation segment, which is operated by our six generation subsidiaries, consists of operations related to the generation of electricity sold to KEPCO through the KPX. The transmission and distribution segment and the power generation segment together represent our electricity business. The remainder of our operation is categorized as “all other”. The all other segment consists primarily of operations related to the engineering and maintenance of generation plants, information services, sales of nuclear fuel, communication line leasing and others. In 2007, the unaffiliated revenues of the power generation segment (representing the six generation subsidiaries) and all our other revenues in the aggregate amounted to only 2.4% of our consolidated revenues, and the results of operations for our business segments substantially mirror our consolidated results of operations.”

6.	Where you identify intermediate causes of changes in your operating results, please describe the reasons underlying the causes. For example, where you state that the increase in electricity sold was due to the various factors, your disclosure identifies only the intermediate cause of the change and does not explain the underlying reasons why those increases occurred. Please indicate the specific reasons(s) for the volume increase by, for example, quantifying the extent to which price versus volume changes contributed to the overall change in net sales. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

In response to the Staff’s comments, the Company undertakes to enhance the referenced disclosure in its future filings with the Commission. A sample disclosure to such effect, based on the Company’s discussion of its results of operation for 2007 compared to 2006 is provided as follows (additions marked with an underline):

“In 2007, our consolidated revenues from the sale of electric power, the principal component of our operating revenues, increased by 7.2% to (Won)28,501 billion from (Won)26,590 billion in 2006, reflecting primarily a 5.7% increase in the volume of electricity sold from 348,719 gigawatt hours in 2006 to 368,605 gigawatt hours in 2007 and a 2.1% average effective tariff increase by the government effective January 2007. The overall increase in the volume of electricity sold was primarily attributable to a 6.5% increase in the volume of electricity sold to the industrial sector, which represents the largest segment of electricity consumption in Korea and includes agricultural usage, from 193,390 gigawatt hours in 2006 to 206,160 gigawatt hours in 2007, and, to a lesser extent, a 5.7% increase in the volume of electricity sold to the commercial sector from 77,809 gigawatt hours in 2006

November 14, 2008

to 82,208 gigawatt hours in 2007, and a 3.3% increase in the volume of electricity sold to the residential sector from 72,730 gigawatt hours in 2006 to 75,148 gigawatt hours in 2007. The increases in the volume of electricity sold to the industrial sector and the commercial sector were primarily due to the increased level of economic activities in Korea, as evidenced by the 5.0% growth in GDP from 2006 to 2007. The increase in the volume of electricity sold to the residential sector was primarily due to an unusually hot summer which required a greater use of air conditioning and a continuing trend toward living in high-rise apartment buildings, which generally consumes greater electricity per person. The tariff increase, which became effective in January 2007, involved a 4.2% increase in the average effective rate for the industrial sector, with no further rate changes for the commercial or residential sectors.

Our consolidated operating expenses increased by 9.6% to (Won)26,316 billion in 2007 from (Won)24,014 billion in 2006, primarily due to a 9.4% increase in power generation, transmission, and distribution expenses, which accounted for 83.1% of the total operating expenses in 2007, to (Won)21,860 billion in 2007 from (Won)19,985 billion in 2006. This increase was primarily due to a 16.3% increase in fuel costs from (Won)8,938 billion in 2006 to (Won)10,391 billion in 2007, and to a lesser extent, a 5.8% increase in maintenance costs from W2,036 billion in 2006 to W2,154 billion in 2007. The fuel costs accounted for 44.7% and 47.5% of the power generation, transmission, and distribution expenses in 2006 and 2007, respectively. The increase in fuel costs was primarily due to the increase in the unit fuel costs, particularly bituminous coal whose average contracted price per ton increased by 13.5% from (Won)48,923 in 2006 to (Won)55,519 in 2007, in line with the general increase in fuel prices worldwide as well as the increased volume of fuel used due to increased power generation. For further information on the increase in fuel costs from 2006 to 2007, see Item 4. “Information on the Company—Fuel.” The increase in maintenance costs was primarily a result of an increase in the maintenance periods of our power facilities primarily due to the ageing of our generation plants. Purchased power, which accounted for 9.8% of the total operating expenses in 2007, increased by 24.6% to (Won)2,584 billion in 2007 from (Won)2,073 billion in 2006, primarily due to the increase of unit fuel costs as well as a 5.7% increase in demand for electricity.

Our consolidated selling and administrative expenses increased by 2.2% to (Won)1,610 billion in 2007 from (Won)1,576 billion in 2006, primarily due to an increase in labor cost due to increased hiring and the annual wage increase and an increase in depreciation and amortization expenses primarily arising from an increase in acquisition of intangible assets arising from the installation of an enterprise resource planning system.

As a result of the foregoing, our consolidated operating income for 2007 decreased by

November 14, 2008

16.9% to W2,822 billion in 2007 from (Won)3,395 billion in 2006. Our operating margin decreased from 12.4% in 2006 to 9.7% in 2007, largely due to the 16.3% increase in fuel costs which outpaced the 7.2% increase in our revenue from the sale of electricity.

Our consolidated net non-operating loss significantly increased to (Won)428 billion in 2007 from (Won)26 billion in 2006, primarily due to the effect of recording net loss on foreign currency transactions and translation in the amount of (Won)145 billion in 2007 compared to net gain on foreign currency transactions and translation in the amount of (Won)417 billion in 2006, which mainly resulted from Won depreciation against U.S. dollar in 2007. This was partially offset by a 49.4% increase in net equity income of affiliates to (Won)120 billion in 2007 from (Won)80 billion in 2006, which was mainly due to the increases in net income of our affiliates, such as Korea Gas Corporation and LG Powercom Corporation, and the effect of recording a net valuation gain on financial derivatives in the amount of (Won)24 billion in 2007 as compared to a net valuation loss on financial derivatives in the amount of (Won)173 billion in 2006, which resulted primarily from our entering into a significant number of swap contracts to hedge risks involving foreign currency and interest rate of foreign currency debts.

Our consolidated income tax expenses decreased to (Won)926 billion in 2007 from (Won)1,123 billion in 2006, due primarily to a decrease in income before income taxes. However, our effective tax rate increased to 38.70% in 2007 from 33.34% in 2006, primarily due to a decrease in tax benefit as a result of a decrease in dividend income from our affiliates and an increase in equity income of our affiliates.

As a cumulative result of the above factors, our consolidated net income decreased by 34.7% to (Won)1,467 billion in 2007 from (Won)2,246 billion in 2006, and our consolidated net income margin decreased from 8.2% in 2006 to 5.0% in 2007.”

Item 6.	Directors, Senior Management and Employees, page 85

7.	Please state, if true, that there are no family relationships between the individuals identified in this section. See Item 6(A)(4) of Form 20-F.

In response to the Staff’s comments, the Company advises that there is no family relationship among the individuals identified in the referenced section and undertakes to add a disclosure substantially to the following effect in its future filings with the Commission:

“There are no family relationships between the individuals identified in this section.”

November 14, 2008

Item 7.	Major Shareholders and Related Party Transactions, page 93

Related Party Transactions, page 93

8.	Please disclose here the transactions that you disclose in Note 30 and 31 to your consolidated financial statements or tell us why you believe such disclosure is unnecessary. See Item 7(B) of Form 20-F.

As requested by the Staff, the Company undertakes to add in the referenced section a disclosure substantially to the following effect which summarizes the transactions disclosed in Note 30 and 31 to its consolidated financial statements in its future filings with the Commissions:

“We are engaged in a number of related party transactions with our equity investees and also with Korea Development Bank, of which we are an equity investee. We sold electricity and provided other services to such related parties, including Korea Gas Corporation, Korea District Heating Co., Ltd., LG Powercom Corporation and Korea Electric Power Industrial Development Co., Ltd., in the aggregate amount of (Won)336 billion, (Won)180 billion and (Won)260 billion in 2005, 2006 and 2007, respectively. We also purchased LNG from Korea Gas Corporation in the amount of (Won)3,499 billion, (Won)4,659 billion and (Won)5,351 billion in 2005, 2006 and 2007, respectively, and paid commissions for services and made other payments to other government-controlled entities in the aggregate amount of (Won)231 billion, (Won)74 billion and (Won)198 billion in 2005, 2006 and 2007, respectively.

Our receivables arising from transactions with such entities, which primarily related to the supply of electricity to Korea District Heating Co., Ltd., amounted to (Won)51 billion and (Won)46 billion in the aggregate as of December 31, 2006 and 2007, respectively. Our payables arising from transactions with such entities, which primarily related to the purchase of LNG from Korea Gas Corporation, amounted to (Won)529 billion and (Won)531 billion in the aggregate as of December 31, 2006 and 2007, respectively.

We also had long-term borrowings from Korea Development Bank and, to a lesser extent, the Ministry of Knowledge and Economy, both government agencies, in the aggregate amount of (Won)4,770 billion and (Won)4,740 billion as of December 31, 2006 and 2007, respectively. Korea Development Bank also provided a repayment guarantee for us and our subsidiary, the outstanding balance of which was US$535,776 as of December 31, 2007.

For further description of our transactions with our equity investees or Korea Development Bank, see Note 30 of the Notes to our consolidated financial statements included in this annual report.

We also have transactions with our consolidated subsidiaries, principally relating to the purchase and sale of electricity between us and our six generation subsidiaries, related

November 14, 2008

trade and other account receivables and payables, and to a lesser extent, the commissions and fees paid for services and products provided between us and our six generation subsidiaries. These transactions are eliminated in the consolidation process. We also provided a guarantee to our subsidiary, KEPCO Iljian Co. in the amount of US$102 million.

For further description of our transactions with our consolidated subsidiaries, see Note 31 of the Notes to our consolidated financial statements included in this annual report.”

Item 10.	Additional Information, page 103

Articles of Incorporation, page 103

Directors, page 103

9.	With respect to your directors, please provide a summary of any provisions of the KEPCO Act or your articles of incorporation concerning (a) borrowing powers exercisable by the directors and how such borrowing powers can be varied; (b) retirement or non-retirement of directors under an age limit requirement; and (c) the number of shares, if any, required for a director’s qualification. If there are no such requirements, please so indicate. See Item 10(B)(2) of Form 20-F.

In response to the Staff’s comments, the Company advises that there are no such requirements and undertakes to add a disclosure substantially to the following effect in its future filings with the Commission.

“Neither the KEPCO Act or our articles of incorporation have provisions relating to (i) borrowing powers exercisable by the directors and how such borrowing powers can be varied; (ii) retirement or non-retirement of directors under an age limit requirement; or (iii) the number of shares required for a director’s qualification.”

Part II, page 129

Item 15.	Controls and Procedures, page 129

10.

We note your statement that a “control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.” Also, we note your statement that your “Executive Officer and Chief Financial Officer concluded, subject to the limitations noted above, that the design and operation of [y]our disclosure controls and procedures were effective…” As opposed to stating that your disclosure controls and procedures were effective “subject to the limitations noted above,” please revise your disclosure to indicate, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were designed at and are effective at the

November 14, 2008

reasonable assurance level you discuss. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures and the “subject to the limitations noted above” language. See Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

In response to the Staff’s comments, the Company undertakes to revise the referenced disclosure substantially to the following effect in its future filings with the Commission (additions marked with an underline):

“An evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, or the Exchange Act) as of December 31, 2007. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

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[paragraph deleted]

Based upon such evaluation, our Executive Officer and Chief Financial Officer concluded [deleted] that the design and operation of our disclosure controls and procedures as of December 31, 2007 were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required, and that it is accumulated and communicated to our management, including our Executive Officer and Chief Financial Officer, as appropriate to allow timely decision regarding required disclosure.”

Item 16A.	Audit Committee Financial Expert, page 130

11.	Please provide the information required by Item 16A(a)(2), regarding the identities of your audit committee financial experts and whether they are independent within the meaning of the Korea Stock Exchange listing standards and the New York Stock Exchange listing standards.

In response to the Staff’s comments, the Company advises that its audit committee financial expert is Hwang, Suk-Hee and that such person is independent within the meaning of the Korea Stock Exchange listing standards and the New York Stock Exchange listing standards, and undertakes to revise the relevant disclosure substantially to the following in its future filings with the Commission (deletions marked with a strikethrough and additions marked with an underline):

“In June 2005, we amended our articles of incorporation, among others, to comply with the general exemptions provided under the audit committee requirements of the Sarbanes-Oxley Act, embodied in Rule 10A-3 of the Exchange Act. Pursuant to our amended articles of incorporation in June 2005, until the resignation of the standing auditor on April 30, 2008, our board of auditors consisted of one standing auditor and two non-standing auditors, and since April 30, 2008, two non-standing auditors. These auditors perform the roles and responsibilities required of an audit committee under the Sarbanes-Oxley Act through a board of auditors consisting of all of these auditors. In July 2005, our board of auditors, officially appointed to their positions by the President of the Republic, determined that one of its members, namely Hwang, Suk-Hee, is an “audit committee financial expert” as such term is defined by the regulations of the Securities and Exchange Commission issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. Such member remains a member of the board of auditors and is independent within the meaning of the Korea Stock Exchange listing standards and the New York Stock Exchange listing standards.

November 14, 2008

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In connection with the above comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jin Hyuk Park at Simpson Thacher & Bartlett LLP (35th floor, ICBC Tower, 3 Garden Road, Central, Hong Kong, telephone number 852-2514-7665 and fax number 852-2869-7694), if we can be of any assistance to the Staff.

Very truly yours,

/s/ Jin Hyuk Park
Jin Hyuk Park